Exhibit 99.1

Dejour Energy Reports Positive Operating Cash Flow and Adjusted EBITDA for Q3 2011

Sequential Quarterly Gross Revenue Rises 62%

Denver, Colorado, November 14, 2011 -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced the release of its financial results for the third quarter period ended September 30, 2011.

Co Chairman and CEO Robert Hodgkinson states, "We continue to execute on our strategy and have made solid progress with our initiatives at Woodrush, Gibson Gulch and South Rangely. With a 78% sequential increase in oil production at Woodrush in Q3, a further production increase anticipated over the next six months and a robust, liquids rich, gas development initiation currently underway at Gibson Gulch, Dejour is now poised to realize the true cash value of its proven asset base."

Q3 2011 Highlights

During the quarter, the Company achieved the following major objectives and also made significant progress on key strategic initiatives:

o	Increased gross revenue by 62% to $2.9 million from Q2 2011

o	Generated a positive Operating Cash Flow, EBITDA and Adjusted EBITDA for the quarter

o	Oil and gas production increased to 514 BOE/day (64% oil), up by 78% from Q2 2011.

o
Closed a $7 million line of credit from a Canadian bank to refinance bridge loans and to provide funds for general corporate purposes.  This facility is at an interest rate of Prime + 1% (total 4% p.a. currently).

o	Completed all requirements for drilling on the Company’s federal leases at Gibson Gulch, resulting in the first drilling permits being issued in October 2011.

Near-Term Corporate Objectives

o	Continue to increase positive Adjusted EBITDA, and Operating Cash Flow;

o	Maximize oil production at the Woodrush field with drilling of 3rd oil well;

o	Close project funding commitment for Phase 1 drilling at Gibson Gulch as debt financing;

o	Commence pre-drill operations at Gibson Gulch in preparation for Q1 2012 drilling; and

o	Fully evaluate the test well drilled at South Rangely.

Summary of Selected Financial Highlights (Unaudited)

	Q3 2011	Q2 2011	Q1 2011	Q3 2010
	$	$	$	$
Gross revenue	2,947,000	1,816,000	1,584,000	2,534,000
Net loss	(346,000)	(189,000)	(2,079,000)	(631,000)
Net loss per share	(0.003)	(0.002)	(0.018)	(0.006)
Operating cash flow (1)	682,000	(260,000)	(495,000)	686,000
Operating loss (1)	(48,000)	(798,000)	(1,196,000)	(511,000)
EBITDA (1)	1,341,000	591,000	(1,305,000)	721,000
Adjusted EBITDA (1)	948,000	6,000	(202,000)	968,000

(1)	A non-GAAP measure, which is defined in the “Non-GAAP Measures” section of this news release.

Summary of Selected Operational Highlights

Canadian Production

	Q3 2011	Q2 2011	Q1 2011	Q3 2010
Production Volumes:
Oil and natural gas liquids (bbls/d)	327	185	136	307
Gas (mcf/d)	1,120	614	1,630	1,818
Total (BOE/d)	514	287	408	610

Average Price Received:
Oil and natural gas liquids ($/bbls)	85.37	94.83	82.51	66.77
Gas ($/mcf)	3.66	3.91	3.89	3.81
Total ($/BOE)	62.34	69.44	43.13	45.16

Note:

Effective January 1, 2011, the Company adopted International Financial Reporting standards (“IFRS”), which are also generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. In accordance with the standard related to the first time adoption of IFRS, the Company’s transition date to IFRS was January 1, 2010 and therefore the comparative information for 2010 has been prepared in accordance with IFRS accounting policies.

Third Quarter 2011 Conference Call Information

The Company has scheduled a conference call for Monday, November 14, 2011 at 1:00 p.m. EST. Interested parties can join the live event by dialing 1-866-321-8231 at least 10 minutes prior to the start of the call, conference ID: 3984256. Participants from outside North America can join the event by dialing +1-416-642-5213 and utilizing the same conference ID.

Condensed Consolidated Balance Sheets (Unaudited)

	As at September 30, 2011	As at December 31, 2010
	$	$
Assets:

Cash and cash equivalents	512,000	4,758,000
Other current assets	1,217,000	781,000
Exploration and evaluation assets	10,735,000	10,257,000
Property, plant and equipment	17,901,000	14,175,000
Other non-current assets	389,000	442,000
Total assets	30,754,000	30,413,000

Liabilities and shareholders’ equity:

Bank line of credit and bridge loan	4,308,000	4,800,000
Accounts payable and accrued liabilities	2,329,000	2,909,000
Warrant liability	905,000	1,181,000
Other long-term liabilities	958,000	738,000
Shareholders’ equity	22,254,000	20,785,000
Total liabilities and shareholders’ equity	30,754,000	30,413,000

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Three months ended September 30,
	2011	2010
	$	$
Revenues and other income:
Gross revenues	2,947,000	2,534,000
Royalties	(614,000)	(361,000)
Revenues, net of royalties	2,333,000	2,173,000
Financial instrument gain	-	10,000
Other income	9,000	9,000
	2,342,000	2,192,000
Expenses:
Operating and transportation	664,000	545,000
General and administrative	718,000	670,000
Finance costs	270,000	313,000
Stock-based compensation	151,000	170,000
Foreign exchange loss	11,000	9,000
Amortization, depletion and impairment losses	1,417,000	1,039,000
Change in fair value of warrant liability	(543,000)	77,000
	2,688,000	2,823,000

Loss before income taxes	(346,000)	(631,000)
Deferred income tax recovery	-	-

Net loss for the period	(346,000)	(631,000)
Foreign currency translation adjustment	991,000	(446,000)

Comprehensive income (loss)	(645,000)	(1,077,000)

Net loss per common share – basic and diluted	(0.003)	(0.006)

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Three months ended September 30,
	2011	2010
	$	$

Cash, beginning of period	1,834,000	3,020,000

Cash from (used in) operating activities	602,000	(160,000)

Cash used in investing activities:
Deposits	53,000	26,000
Exploration and evaluation assets	(147,000)	(182,000)
Additions to property, plant and equipment	(950,000)	(110,000)
Changes in non-cash investing working capital	(869,000)	(1,230,000)
Total cash used in investing activities	(1,913,000)	(1,496,000)

Cash from (used in) financing activities	(11,000)	1,046,000

Cash, end of period	512,000	2,410,000

Operating Cash Flow (see “Non-GAAP Measures” section below for explanation)

	Q3 2011	Q2 2011	Q1 2011	Q3 2010
	$	$	$	$
Cash from (used) in operating activities - GAAP	602,000	(2,113,000)	(691,000)	(160,000)
Less: changes in non-cash working capital	(80,000)	(1,853,000)	(619,000)	(846,000)
Operating Cash Flow – Non-GAAP	682,000	(260,000)	(72,000)	686,000

Operating Netback (see “Non-GAAP Measures” section below for explanation)

	Q3 2011	Q2 2011	Q1 2011	Q3 2010
	$	$	$	$
Revenues	2,947,000	1,816,000	1,584,000	2,534,000
Less: Royalties	(614,000)	(348,000)	(237,000)	(362,000)
Less: Operating and transportation expenses	(664,000)	(471,000)	(507,000)	(544,000)
Operating Netback	1,669,000	997,000	840,000	1,628,000

Operating Loss (see “Non-GAAP Measures” section below for explanation)

	Q3 2011	Q2 2011	Q1 2011	Q3 2010
	$	$	$	$
Net loss	(346,000)	(189,000)	(2,079,000)	(631,000)
Add back (losses) and deduct gains:
Impairment losses	841,000	186,000	9,000	43,000
Change in fair value of warrant liability	(543,000)	(795,000)	874,000	77,000
Operating Loss	(48,000)	(798,000)	(1,196,000)	(511,000)

EBITDA (see “Non-GAAP Measures” section below for explanation)

	Q3 2011	Q2 2011	Q1 2011	Q3 2010
	$	$	$	$
Net loss	(346,000)	(189,000)	(2,079,000)	(631,000)
Deferred income tax recovery	-	-	(187,000)	-
Finance costs	270,000	282,000	243,000	313,000
Amortization, depletion and impairment losses	1,417,000	498,000	718,000	1,039,000
EBITDA	1,341,000	591,000	(1,305,000)	721,000

Adjusted EBITDA (see “Non-GAAP Measures” section below for explanation)

	Q3 2011	Q2 2011	Q1 2011	Q3 2010
	$	$	$	$
EBITDA	1,341,000	591,000	(1,305,000)	721,000
Adjustments:
Non-cash stock-based compensation	150,000	210,000	189,000	170,000
Unrealized financial instrument loss	-	-	40,000	-
Change in fair value of warrant liability	(543,000)	(795,000)	874,000	77,000
Adjusted EBITDA	948,000	6,000	(202,000)	968,000

Revenue

In Q3 2011, the Company recorded $2,947,000 in gross oil and natural gas sales before royalty, as compared to $1,816,000 in Q2 2011, $1,584,000 in Q1 2011 and $2,534,000 in Q3 2010.  The increase in gross revenues was due to higher oil and gas production for the current quarter. The substantial increase in oil production for the current quarter was due to the response of the Halfway “E” Pool to the water injection that commenced in March 2011. Oil production for the current quarter was 82% higher than Q2 2011.

Liquidity and Capital Resources

Cash Balance

The Company had cash and cash equivalents of $512,000 as at September 30, 2011.  In addition to the cash balance, the Company has an unused line of credit of $2.7 million from a Canadian Bank.

Bank Line of Credit Financing

In September 2011, the Company obtained a $7 million line of credit from a Canadian Bank to refinance the bridge loan of $4.1 million and to provide operating funds.  The line of credit, repayable on demand by the bank, is at an interest rate of Prime + 1% (total 4% p.a. currently). As at September 30, 2011, a total of $4.3 million of this facility was utilized.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Non-GAAP Measures: This news release contains references to non-GAAP measures as follows:

Operating Cash Flow is a non-GAAP measure defined as net cash provided by operating activities before changes in assets and liabilities.

Operating Netback is a non-GAAP measure defined as revenues less royalties and operating and transportation expenses.

Operating Loss is a non-GAAP measure defined as net income (loss) excluding non-cash items that management believes affects the comparability of operating results. These items may include, but are not limited to, unrealized financial instrument gain (loss), impairment losses and impairment reversals, gain (loss) on divestitures, and change in fair value of financial instruments.

EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, interest expense and finance fee, and amortization, depletion and accretion.

Adjusted EBITDA excludes certain items that management believes affect the comparability of operating results. Items excluded generally are non-cash items, one-time items or items whose timing or amount cannot be reasonably estimated.

Non-GAAP measures are commonly used in the oil and gas industry. Certain measures in this document do not have any standardized meaning as prescribed by IFRS and previous GAAP such as Operating Cash Flow, Operating Netback, Operating Loss, EBITDA and Adjusted EBITDA and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and our ability to generate funds to finance our operations.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil.  The term “BOE” may be misleading if used in isolation.  A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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